FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  _✓__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes _____ No __✓__

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

JA Solar Holdings Co., Ltd.
 Jinglong Group Industrial Park
Jinglong Street
Ningjin, Hebei Province 055550
The People’s Republic of China

This Form 6-K consists of:

A press release made in English by JA Solar Holding Co., Ltd.  (the “Registrant”) on November 12, 2008 regarding the Registrant’s reports of third quarter 2008 results.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By  /s/ Huaijin Yang

Name:  Huaijin Yang

Title:    Chief Executive Officer

Date: November 12, 2008

3

JA Solar Reports Third Quarter 2008 Results

Third Quarter 2008 Highlights

 * Revenue increased 149 percent to RMB 2.12 billion or $312.3 million, compared with RMB 850.0 million or $125.2 million in Q3 2007

 * Total gross profit increased 130 percent to RMB 458.1 million or $67.5 million, compared with RMB 199.3 million or $29.4 million in Q3 2007

 * Gross margin of 21.6 percent, compared with 23.45 percent in Q3 2007 and
   23.3 percent in Q2 2008

 * Income from operations increased 154 percent to RMB 433.3 million or $63.8 million, compared with RMB 170.4 million or $25.1 million in Q3 2007

 * GAAP net loss of RMB 0.92 or a loss of $0.13 per basic ADS and fully diluted ADS of RMB 2.47 or $0.36, compared with basic
   ADS net income of RMB 1.20 or $0.18 and fully diluted ADS of RMB 1.18 or $0.17 in Q3 2007

 * Non-GAAP net income of RMB 1.75 or $0.26 per basic ADS and fully diluted ADS of RMB 1.61 or $0.24, adjusted for stock-
   based compensation, change in fair value of certain non-cash derivative gain and loss and impairment loss on available-for-sale securities
 (Please refer to reconciliation on page 9)

 * Shipped 99.1 MW of solar cells during the quarter, compared with
   43.8 MW in Q3 2007

 * Cash and cash equivalents were RMB 1.69 billion or $248.8 million.

Hebei, China, Nov. 12, 2008 -- JA Solar Holdings Co., Ltd., (Nasdaq:JASO) a fast-growing manufacturer of high-performance solar cells, today reported financial results for its third quarter ended Sept. 30, 2008.

“We are pleased with our third quarter results, in which revenue, gross profit and income from operations increased sequentially. We shipped 99.1 MW of solar cells, more than twice the amount we shipped in the same quarter a year ago,” said Samuel Yang, chief executive officer of JA Solar.

"JA Solar will remain a strong industry player, but we realize we are not immune from the worldwide financial situation.  We will be conservative as we ramp production, but we will be aggressive in securing strategic partnerships and in enhancing our customer and supplier relationships to extend our industry leadership.

“Looking ahead, we expect that our tolling business, which carries with it a lower ASP, will represent an increasing portion of our revenue in the coming quarters.  Our fourth quarter 2008 and full year 2009 guidance reflect the assumption of the increased tolling revenue.

"We are carefully managing the company for continued profitability in 2009. With our low cost basis, strong support from our suppliers, and ongoing success in broadening and diversifying our customer base, we believe we can achieve gross margins of at least 16 percent for the full year of 2009, with upside likely as we solidify and strengthen our operations during these uncertain times.  JA Solar will continue to prosper, even if the current market conditions remain for an extended period. We will be able to capitalize on opportunities that weaker companies leave behind, and extend our market share and profitability even further," he said.

Third Quarter 2008 Results

Summary of megawatts produced and shipped (includes cell processing service)

Three months ended
Megawatts	September 30, 2007	June 30, 2008	September 30, 2008

Produced	44.6 MW	66.1 MW	102.9 MW

Shipped	43.8 MW	65.7 MW	99.1 MW

Cost per watt excluding wafer cost	US$ 0.224/Wp	US$ 0.205/Wp	US$ 0.234/Wp

Total revenue in the third quarter of 2008 was RMB 2.12 billion or $312.3 million, an increase of 149.5 percent from third quarter of 2007 revenue of RMB 850.0 million or $125.2 million, and an increase of 71.5 percent from the second quarter of 2008 revenue of RMB 1.24 billion or $182.1 million.

Total gross profit in the third quarter of 2008 was RMB 458.1 million or $67.5 million, compared with RMB 199.3 million or $29.4 million in the third quarter 2007, and RMB 288.4 million or $42.5 million in the second quarter 2008. Gross margin was 21.6 percent in the third quarter 2008, compared with 23.45 percent in the third quarter 2007, and 23.3 percent in the second quarter 2008.

Interest expense in the third quarter of 2008 was RMB 63.5 million or $9.4 million, compared with RMB 1.3 million or $0.19 million in the third quarter of 2007. This compares with RMB 32.9 million or $4.9 million in the second quarter of 2008.

Net loss available to ordinary shareholders in the third quarter 2008 was RMB 142.8 million or $21.0 million, compared with net profit of RMB 165.9 million or $24.4 million in the third quarter 2007, and RMB 318.6 million or $46.9 million in the second quarter 2008.

Basic and diluted loss per ADS was RMB 0.92 or $0.13 and RMB 2.47 or $0.36, respectively. This compares with basic and diluted net income per ADS of RMB 1.20 or $ 0.18 and RMB 1.18 or $ 0.17, respectively, in the same period of 2007; and RMB 2.06 or $0.30 and RMB -0.04 or $-0.01, respectively, in the second quarter 2008.

The bankruptcy of Lehman Brothers and its affiliates had a material impact on our third quarter net income and EPS.  Firstly, the company recorded a $100 million other than temporary impairment adjustment against short term investments purchased from Lehman Brothers Treasury Co. B.V. ("Lehman Treasury") due to its bankruptcy and related default on repayment of this investment at maturity of 9th October 2008.  Further in connection with the senior convertible notes offering, JA Solar entered into a 6.56 million share lending agreement with Lehman Brothers International (Europe) ("Lehman Europe"). Under the share lending agreement with Lehman Europe, the shares must be returned to the Company no later than May 15, 2013, the maturity date of the senior notes. Until that time, the shares are considered to be issued and outstanding for corporate law purposes. Under current accounting rules, since there was an obligation of Lehman Europe to return the borrowed shares, such shares would have been excluded from the company's per share calculation. However, due to the recent bankruptcy filing by Lehman Europe, the Company will now include these shares in its per share calculation on a weighted average basis. Approximately 1.1 million shares were included in the per share computation for the third quarter related to the Lehman Europe share lending arrangement. Also in connection with the senior note offering, JA Solar entered into a capped call transaction with Lehman Brothers OTC Derivatives Inc. ("Lehman OTC") and the company recorded a $7.35 million loss in Q3 given Lehman OTC bankruptcy.

The third quarter 2008 included share-based compensation expense of RMB -18.1 million or -$2.7 million, including a reversal of RMB 52.6 million in previously recognized stock-based compensation for the resignation of COO Dr. Sun and other employees in the third quarter of 2008.

In the third quarter 2008, on a non-GAAP basis, adjusted to exclude stock-based compensation, changes in fair value of the embedded derivatives underlying the senior convertible notes and capped call options, and impairment loss on available-for-sale securities, non-GAAP basic and diluted net income per ADS were RMB 1.75 or $0.26 and RMB 1.61 or $0.24, respectively. This compares with non-GAAP basic and diluted net income per ADS of RMB 1.31 or $0.19 and RMB 1.29 or $0.19, respectively, in the same period of 2007; and RMB 1.04 or $0.15 and RMB 0.99 or $0.15, respectively, in the second quarter 2008. Please refer to Note 3 set forth at the end of this release.

Third Quarter 2008 Balance Sheet

At Sept. 30, 2008, JA Solar had cash and cash equivalents of RMB 1.69 billion or $248.8 million, compared with RMB 794.1 million or $117.0 million at the end of the third quarter 2007, and RMB 3.57 billion or $525.1 million at the end of the second quarter 2008.

Capital expenditures were RMB 142.5 million or $21.0 million in the third quarter 2008, compared with RMB 144.3 million or $21.2 million in the third quarter 2007, and RMB 264.1 million or $38.9 million in the second quarter 2008. Depreciation and amortization expenses in the third quarter 2008 were RMB 23.7 million or $3.5 million, as compared with RMB 10.7 million or $1.6 million in the third quarter 2007, and RMB 16.4 million or $2.4 million in the second quarter 2008.

“In the third quarter, operating profit more than doubled both sequentially and year over year, demonstrating our ongoing strong financial performance and controls,” said Daniel Lui, chief financial officer of JA Solar.

“We ended the quarter with a strong cash position of RMB 1.69 billion or $248.8 million.  We believe that the combination of cash on hand with an average operating cash flow of at least 10 percent as a percentage of revenue, will be more than enough to finance our production ramp, including the pre-payments to suppliers, throughout 2009,” he said. “We will be cautious as we build out new production lines, but we will continue to invest in process improvements to enable future cost reductions.  In the fourth quarter and in 2009, we continue to expect to generate net cash inflows from operations.

"Liquidity of the company is and will stay strong in the foreseeable future. Not only do we receive strong credit support from local banks, future minimum prepayment obligations are expected to be substantially less than the contractual $260 million as the silicon material/wafer supplies become abundant as a result of the global market downturn. Further, to achieve 1GW nameplate capacity by the end of 2009, an additional investment of only RMB 850 million or $125 million would be necessary. We expect to invest approximately RMB 210 million or $30.9 million in R&D throughout next year. But as Samuel said, we will be cautious in our production ramps and capacity expansion, as we wait to see how orders are flowing before we commit new capital," he said.

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of Sept. 30, 2008, which was RMB 6.7899 to $1.0000. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on Sept. 30, 2008, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

2008 Outlook

Based on current market conditions, the devaluation of the Euro and other global financial uncertainties, the company expects revenue for the fourth quarter to be approximately RMB 1.3 billion or $191.5 million to RMB 1.5 billion or $220.9 million. The gross margin in the fourth quarter is expected to be between 5 and 7 percent; non-GAAP earnings per basic and diluted ADS are expected to be approximately break-even.

JA Solar’s target for total production output has been updated to 310 MW for 2008, with the nameplate annual production expected to be 600 MW by the end of this year.

2009 Outlook

The company updated 2009 guidance based on market forecasts and the financial environment.  For the full year 2009, revenue is expected to be in the range of RMB 10.0 billion or $1.5 billion to RMB 11.6 billion or $1.7 billion. Full-year gross margins are expected to be at least 16 percent. Non-GAAP earnings per basic ADS are expected to be at least 1.00 and diluted ADS are expected to be $0.90.

Total production output is expected to be approximately 800MW with total production capacity projected to exceed 1GW by the end of 2009.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, Wednesday, Nov. 12, 2008 at 8:00 am Eastern time. The call may be accessed by dialing 1.888.989.3484 or 1.517.308.9407 (international). The passcode is JA Solar. A live webcast of the conference call will be available on the company's website at www.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing 1.800.944.1558 or 1.203.369.3871 (international). The passcode for the replay is 5276 (JASO).

About JA Solar Holdings Co., Ltd.

Based in Hebei, JA Solar Holdings Co., Ltd. is a fast-growing manufacturer of high-performance solar cells. The company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information, please visit http://www.jasolar.com.

Forward-looking Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "will," "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with GAAP, JA Solar uses the following non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to share-based compensation, change in fair value of the embedded derivatives underlying the senior convertible notes and capped call options and impairment loss on available-for-sale securities which arose from the company's stock price movement. JA Solar believes that non-GAAP information is useful for analysts and investors to evaluate JA Solar's future on-going performance because they enable a more meaningful comparison of JA Solar's projected cash earnings and performance with its peers and historical results from prior periods. This information is not intended to represent funds available for JA Solar's discretionary use and not intended to represent or to be used as a substitute for gross profit/margin, operating expenses, operating income or net income as measured under GAAP. This non-GAAP measure is not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on this non-GAAP financial measure, please see the tables captioned "Note 3. Reconciliation of non-GAAP results of operations measure to the nearest comparable GAAP measures" set forth at the end of this release and which shall be read together with the preceding financial statements prepared under GAAP.

In the U.S. Deborah Stapleton/Alexis Pascal Stapleton Communications deb@stapleton.com/alexis@stapleton.com 1.650.470.0200

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations

(Unaudited)
	Three months ended
	September 30, 2007		June 30, 2008		September 30, 2008
	RMB	USD	RMB	USD	RMB	USD
Net revenues
Solar products to third parties	803,948,453	118,403,578	992,414,128	146,160,345	1,864,733,731	274,633,460
Solar products to related parties	4,235,069	623,731	181,649,316	26,752,871	214,150,867	31,539,620
Solar cells processing	41,811,183	6,157,850	62,613,837	9,221,614	41,683,479	6,139,042
Total revenues	849,994,705	125,185,159	1,236,677,281	182,134,830	2,120,568,077	312,312,122
Cost of revenues
Solar products	(639,550,780)	(94,191,487)	(925,093,577)	(136,245,538)	(1,647,376,134)	(242,621,561)
Solar cells processing	(11,112,156)	(1,636,571)	(23,134,255)	(3,407,157)	(15,129,810)	(2,228,282)
Total cost of revenues	(650,662,936)	(95,828,058)	(948,227,832)	(139,652,695)	(1,662,505,944)	(244,849,843)
Gross profit	199,331,769	29,357,101	288,449,449	42,482,135	458,062,133	67,462,279
Selling, general and administrative expenses	(27,813,372)	(4,096,286)	(66,587,857)	(9,806,898)	(17,858,354)	(2,630,135)
Research and development expenses	(1,109,276)	(163,371)	(5,545,808)	(816,773)	(6,914,040)	(1,018,283)
Total operating expenses	(28,922,648)	(4,259,657)	(72,133,665)	(10,623,671)	(24,772,394)	(3,648,418)
Income from operations	170,409,121	25,097,444	216,315,784	31,858,464	433,289,739	63,813,861
Interest expense	(1,321,305)	(194,599)	(32,948,109)	(4,852,518)	(63,490,476)	(9,350,723)
Interest income	13,992,625	2,060,800	14,219,824	2,094,261	13,811,446	2,034,116
Foreign exchange loss	(18,952,072)	(2,791,215)	(35,985,949)	(5,299,923)	(40,772,184)	(6,004,828)
Other income	1,735,985	255,672	151,348	22,290	51,814	7,631
Loss from sale of investments	-	-	(13,667,739)	(2,012,951)	(8,319,520)	(1,225,279)
Change in fair value of derivatives (see note 1)	-	-	175,661,767	25,871,039	229,051,739	33,734,185
Impairment on available-for-sale securities	-	-	-		(686,320,000)	(101,079,545)
Income/ (loss) before income taxes	165,864,354	24,428,102	323,746,926	47,680,662	(122,697,442)	(18,070,582)
Income tax benefit/ (expense)	-	-	(5,186,955)	(763,922)	(20,055,640)	(2,953,746)
Net income/ (loss) available to ordinary shareholders	165,864,354	24,428,102	318,559,971	46,916,740	(142,753,082)	(21,024,328)
Net income/ (loss) per ordinary shares (see note 2)
Basic	1.20	0.18	2.06	0.30	(0.92)	(0.13)
Diluted	1.18	0.17	(0.04)	(0.01)	(2.47)	(0.36)

Weighted average number of ordinary shares outstanding:
Basic	138,270,000	138,270,000	154,519,808	154,519,808	155,832,515	155,832,515
Diluted	140,095,013	140,095,013	163,688,037	163,688,037	169,896,784	169,896,784

Net income/ (loss) per ADS (see note 2)
Basic	1.20	0.18	2.06	0.30	(0.92)	(0.13)
Diluted	1.18	0.17	(0.04)	(0.01)	(2.47)	(0.36)

Weighted average number of ADS outstanding:
Basic	138,270,000	138,270,000	154,519,808	154,519,808	155,832,515	155,832,515
Diluted	140,095,013	140,095,013	163,688,037	163,688,037	169,896,784	169,896,784

Each ADS represents 1 ordinary share

JA Solar Holdings Co., Ltd.
Condensed Consolidated Balance Sheets

	December 31, 2007		September 30, 2008
	RMB	USD	RMB	USD
	(Audited)	(Conversion)	(Unaudited)	(Conversion)
ASSETS
Current assets
Cash and cash equivalents	1,145,032,918	168,637,670	1,688,999,291	248,751,718
Available-for-sale securities	803,121,383	118,281,769	542,341,000	79,874,667
Accounts receivables from third party customers	28,819,554	4,244,474	378,814,765	55,790,921
Accounts receivables from related party customers	24,730,689	3,642,276	78,015,000	11,489,860
Inventories	157,334,310	23,171,815	359,077,652	52,884,085
Advances to related party suppliers	389,871,684	57,419,356	529,667,967	78,008,213
Advances to third party suppliers	898,722,659	132,361,693	1,168,978,017	172,164,246
Other current assets	42,315,074	6,232,061	35,216,349	5,186,578
Deferred tax assets	1,214,246	178,831	4,199,437	618,483
Total current assets	3,491,162,517	514,169,945	4,785,309,478	704,768,771
Property and equipment, net	532,011,999	78,353,437	1,095,803,851	161,387,333
Intangible asset, net	6,687,677	984,945	6,079,077	895,312
Deferred tax assets	4,355,369	641,448	11,336,087	1,669,551
Advances to third party suppliers	536,332,174	78,989,701	1,146,765,923	168,892,904
Derivative assets-capped call options	-	-	25,058,249	3,690,518
Deferred issuance cost	-	-	75,263,349	11,084,603
Total assets	4,570,549,736	673,139,477	7,145,616,014	1,052,388,992
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	200,000,000	29,455,515	-	-
Accounts payable to third parties	10,119,234	1,490,336	44,884,001	6,610,406
Tax payables	342,025	50,373	27,460,168	4,044,267
Advances from third parties customers	70,285,896	10,351,536	68,796,539	10,132,187
Other payables to third parties	16,841,500	2,480,375	156,131,990	22,994,741
Payroll and welfare payable	6,364,403	937,334	17,165,811	2,528,139
Accrued expenses	15,279,750	2,250,365	54,497,616	8,026,277
Amounts due to related parties	113,890,220	16,773,475	14,633,653	2,155,209
Interest payable	-	-	46,115,325	6,791,753
Total current liabilities	433,123,028	63,789,309	429,685,103	63,282,979
Accrued warranty cost	929,170	136,846	2,963,648	436,479
Convertible bonds payable	-	-	1,868,383,037	275,170,921
Embedded derivatives	-	-	273,822,928	40,327,977
Total liabilities	434,052,198	63,926,155	2,574,854,716	379,218,356
Commitment and Contingencies	-	-	-	-
Shareholders’ equity:		-	-	-

Ordinary shares(US$0.0001 par value; 493,480,000 shares authorized 154,058,000 and 167,888,020 shares issued and outstanding as of December 31, 2007 and September 30, 2008)	123,307	18,160	123,799	18,233
Additional paid-in capital	3,655,194,120	538,328,123	3,753,621,468	552,824,264
Statutory reserve	71,617,912	10,547,712	71,617,912	10,547,712
Accumulated earnings	417,203,191	61,444,674	747,477,654	110,086,696
Accumulated other comprehensive income	(7,640,992)	(1,125,347)	(2,079,535)	(306,269)
Total shareholders’ equity	4,136,497,538	609,213,322	4,570,761,298	673,170,636
Total liabilities and shareholders’ equity	4,570,549,736	673,139,477	7,145,616,014	1,052,388,992

Note 1. Change in fair value of derivatives

	Three months ended, September 30, 2007	Three months ended, September 30, 2007	Three months ended, June 30, 2008	Three months ended, June 30, 2008	Three months ended, September 30, 2008	Three months ended, September 30, 2008
	In RMB	In USD	In RMB	In USD	In RMB	In USD
Change in fair value of embedded foreign currency derivatives	-	-	(25,845,420)	(3,806,451)	(24,128,575)	(3,553,598)
Change in fair value of capped call options	-	-	(125,254,486)	(18,447,176)	(75,774,466)	(11,159,880)
Change in fair value of embedded derivatives underlying senior convertible notes	-	-	326,761,673	48,124,666	328,954,780	48,447,663
Total	-	-	175,661,767	25,871,039	229,051,739	33,734,185

Note 2. Net income per ADS on a fully diluted basis

	Three months ended, September 30, 2007	Three months ended, September 30, 2007	Three months ended, June 30, 2008	Three months ended, June 30, 2008	Three months ended, September 30, 2008	Three months ended, September 30, 2008
	In RMB	In USD	In RMB	In USD	In RMB	In USD
Net income/ (loss), Basic	165,864,354	24,428,100	318,559,971	46,916,740	(142,753,082)	(21,024,328)
Change in fair value of embedded derivatives underlying senior convertible notes	-	-	(326,761,672)	(48,124,666)	(328,954,780)	(48,447,663)
Foreign exchange gain on senior convertible notes	-	-	(31,721,331)	(4,671,841)	(10,983,426)	(1,617,612)
Accretion of non-cash interest charge on senior convertible notes	-	-	16,541,320	2,436,165	32,885,854	4,843,349
Amortization of deferred issuance cost in relation to senior convertible notes	-	-	973,815	143,421	1,936,045	285,136
4.5% interest expenses of senior convertible notes	-	-	15,432,975	2,272,931	28,668,577	4,222,238
Net income/ (loss), Diluted	165,864,354	24,428,100	(6,974,922)	(1,027,250)	(419,200,812)	(61,738,880)

Weighted average number of ordinary shares and ADS outstanding:
Basic	138,270,000	138,270,000	154,519,808	154,519,808	155,832,515	155,832,515
Diluted	140,095,013	140,095,013	163,688,037	163,688,037	169,896,784	169,896,784
Net income/ (loss) per ordinary shares and per ADS:
Basic	1.20	0.18	2.06	0.30	(0.92)	(0.13)
Diluted	1.18	0.17	(0.04)	(0.01)	(2.47)	(0.36)

Weighted average ordinary shares and ADS excludes 6,562,760 ADSs borrowed by affiliates of the joint book-running managers in connection with the May 2008 senior convertible notes offering. The Company believes that under U.S. GAAP the ADSs borrowed are not to be considered outstanding for the purpose of computing and reporting our net income per ordinary share and per ADS.

Note 3. Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures

	Three months ended, September 30, 2007	Three months ended, September 30, 2007	Three months ended, June 30, 2008	Three months ended, June 30, 2008	Three months ended, September 30, 2008	Three months ended, September 30, 2008

	In RMB	In USD	In RMB	In USD	In RMB	In USD
GAAP Net Income/ (loss)	165,864,354	24,428,100	318,559,971	46,916,740	(142,753,082)	(21,024,328)
Stock based compensation	15,060,822	2,218,121	44,268,934	6,519,821	(17,244,925)	(2,539,791)
Change in fair value of capped call options	-	-	125,254,486	18,447,176	75,774,466	11,159,880
Change in fair value of embedded derivatives underlying senior convertible notes	-	-	(326,761,672)	(48,124,666)	(328,954,780)	(48,447,663)
Impairment loss on available-for-sale securities	-	-	-	-	686,320,000	101,079,545

Non-GAAP Net income	180,925,176	26,646,221	161,321,719	23,759,071	273,141,679	40,227,643

Non-GAAP Net income Basic	180,925,176	26,646,221	161,321,719	23,759,071	273,141,679	40,227,643
Foreign exchange gain on senior convertible notes	-	-	(31,721,331)	(4,671,841)	(10,983,426)*	(1,617,612)*
Amortization of deferred issuance cost	-	-	973,815	143,421	1,936,045*	285,136*
Accretion on senior convertible notes	-	-	16,541,320	2,436,165	32,885,854 *	4,843,349*
4.5% interest expenses of senior convertible notes	-	-	15,432,975	2,272,931	28,668,577*	4,222,238*
Non-GAAP Net income Diluted	180,925,176	26,646,221	162,548,498	23,939,747	273,141,679	40,227,643

Weighted average number of ordinary shares and ADS outstanding:
Basic	138,270,000	138,270,000	154,519,808	154,519,808	155,832,515	155,832,515
Diluted	140,095,013	140,095,013	163,688,037	163,688,037	169,896,784	169,896,784

Non-GAAP Net income per ordinary shares and per ADS:
Basic	1.31	0.19	1.04	0.15	1.75	0.26
Diluted	1.29	0.19	0.99	0.15	1.61	0.24

These potentially dilutive securities were not include in the calculation of dilutive earnings per share because of their anti-dilutive effect